FINANCIAL REPORT
Compiled

PROOF OF CONCEPT LLC

December 31, 2017

Compiled for:

Board of Directors
Proof of Concept LLC

Compiled by:
RBT CPAs, LLP
51 Sullivan Street
Wurtsboro, NY 12790
(845)888-5656

TABLE OF CONTENTS

LIMITED LIABILITY PARTNERSHIP
CERTIFIED PUBLIC ACCOUNTANTS BUSINESS DEVELOPMENT CONSULTANTS

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

Board of Directors
Proof of Concept LLC
130 Barrow Street Apt 415
Brooklyn, NY 11221

Management is responsible for the accompanying financial statements of Proof of Concept LLC , which comprise the balance sheets as of December 31, 2017 and 2016 and the related statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed compilation engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on the financial statements.

The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management. The supplementary information was subject to our compilation engagement. We have not audited or reviewed the supplementary information and do not express an opinion, a conclusion, nor provide any assurance on such information.

RBT CPAs, LLP
Wurtsboro, NY
April 27, 2018

11 Racquet Road
Newburgh, NY 12550
T: (845) 567-9000
F: (845) 567-9228

2678 South Road, Suite 101
Poughkeepsie, NY 12601
T: (845) 485-5510
F: (845) 485-5547

P.O. Box 209
51 Sullivan Street
Wurtsboro, NY 12790
T: (845) 888-5656
F: (845) 888-2789

PROOF OF CONCEPT LLC

BALANCE SHEETS

As of December 31		**2017**		2016
ASSETS				
Current Assets:				
Cash	$	**2,949**	$	227,060
Accounts Receivable		**100,540**		50,034
Inventory (Note 3)		**60,815**		28,634
Total Current Assets		**164,304**		305,728
Fixed Assets:				
Leasehold Improvements		**12,300**		2,300
Machinery and Equipment		**38,647**		28,504
		50,947		30,804
Less: Accumulated Depreciation		**27,642**		23,175
Total Net Fixed Assets		**23,305**		7,629
Other Assets:				
Security Deposits		**24,001**		8,574
Total Other Assets		**24,001**		8,574
Total Assets	$	**211,610**	$	321,931

See Notes to Financial Statements.

PROOF OF CONCEPT LLC

		2017		2016
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	**225,243**	$	223,191
Accrued Expenses and Taxes (Note 5)		**4,428**		2,494
Credit Card Liabilities		**54,960**		2,262
Total Current Liabilities		**284,631**		227,947
Long-Term Liabilities:				
Long-Term Debt - Net of Current Portion (Note 4)		**90,000**		70,000
Stockholders' Equity:				
Common Stock - Founders Common Units, No Par Value; 4,000,000 Shares Authorized, 4,000,000 Shares Issued and Outstanding.				
Common Stock - Class C, Non-Voting, $1.00 Par Value; 500,000 Shares Authorized, 301,688 Issued and Outstanding.		**301,688**		284,588
Preferred Stock - Series A, Voting, $1.00 Par Value; 500,000 Shares Authorized, 146,000 Shares Issued and Outstanding		**146,000**		96,000
Accumulated Deficit		**(610,709)**		(356,604)
Total Equity		**(163,021)**		23,984
Total Liabilities and Stockholders' Equity	$	**211,610**	$	321,931

See Notes to Financial Statements.

PROOF OF CONCEPT LLC

STATEMENTS OF INCOME

For the Years Ended December 31		2017		2016
Income	$	**682,021**	$	539,982
Cost of Goods Sold - Schedule 1		**243,096**		159,687
Gross Profit		**438,925**		380,295
General and Administrative Expenses - Schedule 2		**691,059**		549,027
Loss from Operations		**(252,134)**		(168,732)
Other Income/(Expense):				
Other Income		**-**		2,232
Interest Expense		**(1,971)**		(7,012)
Total Other Income/(Expense)		**(1,971)**		(4,780)
Net Loss	$	**(254,105)**	$	(173,512)

See Notes to Financial Statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock Shares	Common Stock	Preferred Stock Shares	Preferred Stock	Accumulated Deficit	Total
Balance December 31, 2015	-	$ -	$ -	$ -	$ (183,092)	$ (183,092)
Net Loss	-	-	-	-	(173,512)	(173,512)
Contributions	284,588	284,588	96,000	96,000	-	380,588
Balance December 31, 2016	284,588	$ 284,588	96,000	$ 96,000	$ (356,604)	$ 23,984
Net Loss	**-**	**-**	**-**	**-**	**(254,105)**	**(254,105)**
Contributions	**17,100**	**17,100**	**50,000**	**50,000**	**-**	**117,100**
Balance December 31, 2017	**301,688**	**$ 301,688**	**146,000**	**$ 146,000**	$ **(610,709)**	$ **(163,021)**

See Notes to Financial Statements.

PROOF OF CONCEPT LLC

STATEMENTS OF CASH FLOWS

For the Years Ended December 31	2017	2016
Cash Flows From Operating Activities:		
Net Loss	$ (254,105)	$ (173,512)
Adjustments to Reconcile Net Loss to Net Cash Provided by/(Used in) Operating Activities:		
Depreciation	4,467	3,973
Changes in Working Capital:		
(Increase)/Decrease in:		
Accounts Receivable	(50,506)	(4,054)
Inventory	(32,181)	(12,418)
Increase/(Decrease) in:		
Accounts Payable	2,052	85,130
Accrued Expenses and Taxes	1,934	512
Credit Card Liabilities	52,698	(46,588)
Total Adjustments	(21,536)	26,555
Net Cash Used in Operating Activities	(275,641)	(146,957)
Cash Flows from Investing Activities:		
Purchase of Fixed Assets	(20,143)	-
Security Deposits	(15,427)	-
Net Cash Used in Investing Activities	(35,570)	-
Cash Flows from Financing Activities:		
Proceeds from Note Payable	20,000	-
Principal Payments on Debt	-	(5,000)
Payments of Lease	-	(7,425)
Common Stock	17,100	284,585
Preferred Stock	50,000	96,000
Net Cash Provided by Financing Activities	87,100	368,160
Net Increase/(Decrease) in Cash	(224,111)	221,203
Cash - Beginning	227,060	5,857
Cash - Ending	$ 2,949	$ 227,060
Supplemental Disclosures:		
Cash Paid for Interest	$ 1,926	$ 7,012

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

1. Nature of Business:

Proof of Concept LLC ("the Company") is a New York Limited Liability Company. The Company was organized in New York state in April 2011 and conducts business at its production facility in Brooklyn, New York. The Company is a distiller of a specialty spirit, a ginger liqueur known as Barrow's Intense that it sells throughout the United States.

2. Summary of Significant Accounting Policies:

Basis of Accounting

The Company uses the accrual method of accounting which recognizes income when it is earned and expenses as they are incurred.

Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including receivables and payables arising in the ordinary course of business, approximate fair value due to the short maturity of these instruments. The carrying amount of long-term debt approximates fair value because the interest rates fluctuate with market interest rates or the fixed rates are based on current rates offered to the Company for debt with similar terms and maturities.

Subsequent Events

The date to which events occurring after December 31, 2017, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is April 27, 2018, which is the date on which the financial statements were available to be issued.

Accounts Receivable

The Company provides for bad debts using the reserve method; however, accounts receivable are already shown at their net realizable value after any necessary write-offs. The allowance for doubtful accounts is based on specifically identified amounts that the Company believes to be uncollectible. Management has determined that no allowance for doubtful accounts is necessary as of December 31, 2017 and 2016.

Inventory

Inventory consists of raw materials, bulk spirits and finished goods. Inventory is stated at the lower of average cost or net realizable value.

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets ranging from three to fifteen years. Improvements to leased property are depreciated over the lesser of the life of the lease or the life of the improvements.

Compensated Absences

Employees of the Company are generally entitled to paid vacation depending on length of service and other factors. It is impractical to estimate the amount of compensation to accrue for future absences. Therefore, no accrual for unused vacation days are provided at the balance sheet dates. The Company's policy is to recognize the costs of compensated absences when the employees are paid for such absences.

Revenue Recognition

The Company recognizes revenue upon shipment of its products. Shipping and handling charges to customers are included in revenue. Freight costs incurred by the Company for direct materials are included in costs of good sold. Freight costs incurred for internal use supplies are included in general and administrative expenses.

Advertising Expenses

Advertising expenses are charged against income as incurred and totaled $236,449 and $132,565 for the years ended December 31, 2017 and 2016, respectively.

2. Summary of Significant Accounting Policies (continued):

Income Taxes
The company made an election effective January 1, 2017 to be taxed as a corporation. All partnership contributions were converted to member stock units with $1.00 par values. Units were divided into voting and non-voting shares.

Deferred taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are adjusted by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above would be reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits, if any, are classified as general and administrative expenses in the statement of income.

3. Inventory:
Inventory consisted of the following:

As of December 31	**2017**	2016
Inventory	$ -	$ 28,634
Raw Materials	**9,380**	-
Work in Process	**6,928**	-
Finished Goods	**44,507**	-
	$ 60,815	$ 28,634

4. Long-Term Debt:
The Company's long-term debt consisted of the following:

As of December 31	**2017**	2016
2.75% note payable, due in monthly payments of interest only.A related party (a close relative of one of the founders) extended the loan with a ballon payment due in 2023 and no penalty for early prepayment.	**$ 90,000**	$ -
Less: Current Maturities	-	-
Long-Term Portion	**$ 90,000**	$ 70,000

5. Accrued Expenses and Taxes:
Accrued expenses and taxes consisted of the following:

As of December 31	**2017**	2016
Accrued Interest	**$ 45**	$ -
Payroll Taxes Payable	**4,383**	2,494
	$ 4,428	$ 2,494

6. Concentration of Credit Risk:

The company utilizes an exclusive distributor for substantially all of its sales. Substantially all revenues are generated through this distributor and substantially all accounts receivable are from the distributor. The distributor has exclusive rights to distribute in the United States of America for 5 years, ending April of 2019, with an option to renew for up to five additional years. The agreement provides for a distribution fee and an additional equity incentive. The equity incentive is based on cases sold and ranges from two to ten percent. The equity grant would come in the form of non-voting, non-transferrable membership units and each grant would vest three years after it is granted provided relevant sales volumes are maintained.

PROOF OF CONCEPT LLC

SCHEDULE 1 - COST OF GOODS SOLD

For the Years Ended December 31		**2017**		2016
Inventory - Beginning	$	**28,634**	$	16,216
Materials		**127,997**		76,505
Direct Labor		**113,072**		71,037
Subcontract Labor		**4,479**		-
Insurance		**10,833**		9,489
Payroll Tax Expense		**10,638**		7,393
Freight		**8,258**		7,681
		303,911		188,321
Less: Inventory - Ending		**60,815**		28,634
	$	**243,096**	$	159,687

PROOF OF CONCEPT LLC

SCHEDULE 2 - GENERAL AND ADMINISTRATIVE EXPENSES

For the Years Ended December 31		**2017**		2016
Professional Fees	**$**	**23,217**	$	47,496
Advertising		**236,449**		132,565
Bank Charges		**2,741**		445
Depreciation		**4,467**		3,973
Contributions		**200**		150
Hospitalization		**26,348**		27,596
Meals and Entertainment		**1,757**		4,706
Travel		**53,541**		28,415
Light and Heat		**9,834**		6,668
Insurance		**6,676**		5,191
Office Expense		**4,845**		3,285
Payroll Tax Expense		**605**		-
Postage		**5,071**		3,641
Rent		**53,025**		44,763
Telephone		**10,777**		7,075
Repairs and Maintenance		**4,847**		514
Licenses		**5,379**		320
Education		**641**		-
Sundry Tax		**45,685**		31,849
Small Tools and Supplies		**4,919**		4,208
Sales Promotion		**190,035**		196,167
	$	**691,059**	$	549,027